X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 DEC -5 AM 7:21

03037950

DELIVERED BY MAIL

November 26, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., dated November 24, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 12/5

X-Cal Resources Ltd.

TSX/XCL **November 24, 2003**

News Release

X-CAL TO ESTABLISH SLEEPER JOINT VENTURE

X-Cal Resources Ltd. has agreed to the establishment of a joint venture company that intends to fund the exercise of its option on the Kinross Gold interests in the Sleeper Area and fund exploration of the Sleeper Gold District, located in Humboldt County, Nevada.

The proposed joint venture will initially be funded with US$20 million by the incoming partners, who are a private group composed of experienced financial and exploration people. The funding will be allocated between the costs associated with exercise of X-Cal's option on the Kinross interests in the district and exploration.

All of X-Cal's 100%-owned claims in the Sleeper Area will be consolidated into the joint venture, which will be operated by a committee composed of the financiers and X-Cal personnel. The joint venture will be owned 50% by X-Cal and 50% by the incoming group.

The initial exploration budget for the Sleeper Gold Project is currently estimated at US$8 million to US$10 million. The Sleeper exploration team assembled by X-Cal will become the core of an expanded team that is being assembled at this time.

Several factors can still affect the completion of the proposed transaction, which is subject to: regulatory approvals, title due diligence, Kinross approvals, geologic and financial due diligence and completion of a detailed joint venture agreement.

X-Cal and the incoming financial group are working to satisfy all of the above conditions by a proposed December 20, 2003 closing date.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*